

May 2, 2018

Mail Stop 4631

Via E-mail
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re: Stericycle Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 8-K dated February 21, 2018**
> **Filed February 21, 2018**
> **File No. 1-37556**

Dear Mr. Ginnetti:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Liquidity and Capital Resources, page 50

1. You indicate on page 50 that you were in compliance with all financial covenants in your credit facilities as of December 31, 2017; however, it is reasonably possible that you could exceed the required Debt/EBITDA leverage threshold at some point in 2018. Given your disclosures indicate that it is reasonably likely you will not comply with certain debt covenants, please further disclose and discuss the specific terms of any such covenants, including the including the required and actual ratios/amounts for each period. Please also address steps you are taking to avoid the breach, the impact or reasonably likely impact of the breach (including the effects of any cross-default or

cross-acceleration provisions), and any alternate sources of funding to pay off resulting obligations or replace funding. See Section 501.13.c of the Financial Reporting Codification.

Consolidated Statements of Income, page 60

2. Please present goodwill impairment losses as a separate line item in the income statement consistent with ASC 350-20-45-2.

Note 3 – Restructuring, Divestitures and Assets Held for Sale, page 60

3. Pursuant to ASC 420-10-50-1, please expand your disclosures for each exit or disposal activity to provide the expected completion date, the total amount expected to be incurred by each major type of cost, and the segment disclosures required by ASC 420-10-50-1(d). Please also expand your MD&A disclosures to include the amount of anticipated future cost savings at the consolidated and reportable segment levels for these activities and whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

4. We note your reference to $71.1 million, $59.1 million and $34.8 million operational optimization costs that have been incurred for the years ended December 31, 2017, 2016 and 2015. Based on the descriptions of the types of costs and activities, it appears that they may also represent restructuring costs pursuant to ASC 420. In this regard, please advise or provide the disclosures required by ASC 420-10-50 and SAB Topic 5:P.4.

Form 8-K filed on February 21, 2018

5. Similar to our comment number 6 from our letter dated June 13, 2016, please expand your disclosures to address the reasons why you believe the presentation of each non-GAAP measure provides useful information to investors regarding your results of operations. For example, please explain why you present "Total revenues, as adjusted" which eliminates Manufacturing and Industrial Services revenues. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

6. In regard to the reconciliations provided in Table 2, please also provide a reconciliation of your Adjusted EBITDA Non-GAAP financial measure to its most directly comparable GAAP measure pursuant to Item 10(e)(1)(B) of Regulation S-K. Please also better clarify in your tables the specific Non-GAAP financial measure that is being reconciled rather than just referring to Adjusted Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Nudrat Salik, at (202) 551-3692, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction